Exhibit 12

FRANKLIN STREET PROPERTIES CORP.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months
	Ended	For the Year Ended
	September 30
(Dollars in thousands)	2014	2013	2012	2011	2010	2009

Earnings
Add:
Income from continuing operations	$8,853	$17,294	$22,950	$19,357	$17,729	$27,085
Provision for income taxes	403	480	335	267	217	248
(Earnings) Loss of equity investees	1,491	1,358	(2,033)	(3,685)	(1,266)	(1,994)
Distributed income of equity investees	81	108	2,810	5,056	5,170	5,628
Fixed charges (see below)	20,950	21,054	16,068	12,666	7,284	6,570
Subtract:
Interest capitalized	—	—	—	—	—	—
Preferred distributions of consolidated subsidiaries	—	—	—	—	—	—

Total Earnings	$31,778	$40,294	$40,130	$33,661	$29,134	$37,537
Fixed Charges:

Interest expensed	20,950	21,054	16,068	12,666	7,284	6,570
Interest capitalized	—	—	—	—	—	—
Interest portion of rent expense which is deemed to be representative of the interest factor	—	—	—	—	—	—

Total Fixed Charges	$20,950	$21,054	$16,068	$12,666	$7,284	$6,570
Preferred dividends	—	—	—	—	—	—
Total combined fixed charges and preferred dividends	$20,950	$21,054	$16,068	$12,666	$7,284	$6,570

Ratio of earnings to fixed charges	1.52	1.91	2.50	2.66	4.00	5.71
Ratio of earnings to combined fixed charges and preferred dividends	1.52	1.91	2.50	2.66	4.00	5.71